Exhibit 1

ITEM 1

TAT Technologies Announces Removing Item 5 to the Proxy Statement for its annual general meeting of shareholders scheduled for October 4, 2018

GEDERA, Israel, September 4, 2018 – TAT Technologies Ltd. (Nasdaq: TATT – News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, announced today that it has revised the annual general meeting of shareholders scheduled for October 4, 2018 (the "Meeting"), by removing Item 5, regarding the approval of a grant of 100,000 options to purchase ordinary shares of the Company to Mr. Igal Zamir, the Company’s Chief Executive Officer (as detailed in the proxy statement for the Meeting dated August 30, 2018) (the "Proxy Statement"), in order to further discuss this matter internally.

No change is made to any other item on the agenda for the Meeting (except for renumbering of Item 6 as the Item 5).

For further information, please see the Proxy Statement at:
https://www.sec.gov/Archives/edgar/data/808439/000117891318002462/0001178913-18-002462-index.htm